UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      GLOBALSTAR TELECOMMUNICATIONS LIMITED
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    G3930H104
                                ----------------
                                 (CUSIP Number)

                                  July 6, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 18

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 2 of 23 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                 2,100,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  2,100,000
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,100,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.56%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 3 of 23 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                 4,200,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  4,200,000
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.12%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 4 of 23 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                 4,200,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  4,200,000
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.12%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 5 of 23 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                 8,400,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  8,400,000
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,400,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    10.25%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 6 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                 260,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 8,400,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  260,000
    With
                           8        Shared Dispositive Power
                                           8,400,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,660,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    10.56%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 7 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                 440,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 8,400,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  440,000
    With
                           8        Shared Dispositive Power
                                           8,400,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            8,840,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    10.78%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G3930H104                                           Page 8 of 23 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                 440,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                 0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                  440,000
    With
                           8        Shared Dispositive Power
                                           0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            440,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .54%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 23 Pages


Item 1(a)      Name of Issuer:

               Globalstar Telecommunications Limited (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

               ii)  QIH   Management   Investor,   L.P.,   a  Delaware   limited
                    partnership ("QIHMI");

               iii) QIH   Management,   Inc.,  a  Delaware   corporation   ("QIH
                    Management");

               iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               v)   Mr. George Soros ("Mr. Soros");

               vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

               vii) Duquesne Capital Management,  L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Quasar Strategic Partners LDC, a Cayman Islands exempted limited duration company ("Quasar Strategic"), QIP, Mr. Soros, the Duquesne LLC Clients (as defined herein) and Lupa Family Partners, a New York limited partnership ("Lupa") of which Mr. Soros serves as one of two general partners.

               SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

               The principal business of Quasar Strategic is investing in securities. QIHMI, an investment advisory firm, is a minority shareholder of QIP and Quasar Strategic. Pursuant to constituent documents of QIP and Quasar Strategic, QIHMI is vested with investment discretion with respect to the

                                                             Page 10 of 23 Pages

portfolio assets held for the accounts of each of QIP and Quasar Strategic. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP and Quasar Strategic. Mr. Soros is the sole shareholder of QIH Management which is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

               The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

               The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.


Item 2(c)      Citizenship:

               i)   QIP is a Cayman Islands exempted limited duration company;

               ii)  QIHMI is a Delaware limited partnership;

               iii) QIH Management is a Delaware corporation;

               iv)  SFM LLC is a Delaware limited liability company;

               v)   Mr. Soros is a United States citizen;

               vi)  Mr. Druckenmiller is a United States citizen; and

               vii) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)      Title of Class of Securities:

                    Common Stock, $1.00 par value (the "Shares").

Item 2(e)      CUSIP Number:

                    G3930H104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    This Item 3 is not applicable.

                                                             Page 11 of 23 Pages



Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

                    As of July 6, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                    Shares:

                    (i) QIP may be deemed to be the beneficial owner of the 2,100,000 Shares held for its account.

                    (ii) Each of QIHMI  and QIH  Management  may be deemed to be the beneficial owner of 4,200,000 Shares. This number consists of (A) 2,100,000 Shares held for the account of QIP and (B) 2,100,000 Shares held for the account of Quasar Strategic.

                    (iii)SFM LLC may be  deemed  to be the  beneficial  owner of
                         8,400,000 Shares. This number consists of (A) 2,100,000 Shares held for the account of QIP, (B) 4,200,000 Shares held for the account of Quantum Partners and (C) 2,100,000 Shares held for the account of Quasar Strategic.

                    (iv) Mr. Soros may be deemed to be the  beneficial  owner of
                         8,660,000 Shares. This number consists of (A) 2,100,000 Shares held for the account of QIP, (B) 4,200,000
                         Shares held for the account of Quantum Partners, (C) 2,100,000 Shares held for the account of Quasar Strategic, (D) 130,000 held for the account of Lupa and
                         (E) 130,000 held for his personal account.

                    (v) Mr. Druckenmiller may be deemed to be the beneficial owner of 8,840,000 Shares. This number consists of (A) 2,100,000 Shares held for the account of QIP, (B)
                         4,200,000 Shares held for the account of Quantum Partners, (C) 2,100,000 Shares held for the account of Quasar Strategic and (D) 440,000 Shares held for the accounts of the Duquesne LLC Clients.

                    (vi) Duquesne LLC may be deemed the beneficial  owner of the
                         440,000 Shares held for the accounts of the Duquesne LLC Clients.

                                                             Page 12 of 23 Pages



Item 4(b)      Percent of Class:

                    (i) The number of Shares of which QIP may be deemed to be the beneficial owner constitutes approximately 2.56% of the total number of Shares outstanding.

                    (ii) The  number of  Shares  of which  each of QIHMI and QIH
                         Management may be deemed to be the beneficial owner constitutes approximately 5.12% of the total number of Shares outstanding.

                    (iii)The  number of Shares of which SFM LLC may be deemed to
                         be  the  beneficial  owner  constitutes   approximately
                         10.25% of the total number of Shares outstanding.

                    (iv) The  number of Shares of which Mr.  Soros may be deemed to be the beneficial owner constitutes approximately 10.56% of the total number of Shares outstanding.

                    (v) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 10.78% of the total number of Shares outstanding.

                    (vi) The  number  of  Shares  of which  Duquesne  LLC may be deemed to be the beneficial owner constitutes approximately .54% of the total number of Shares outstanding.


Item 4(c)      Number of shares as to which such person has:

          QIP
          ---

          (i)  Sole power to vote or to direct the vote:               2,100,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 2,100,000

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 13 of 23 Pages


          QIHMI
          -----

          (i)  Sole power to vote or to direct the vote:               4,200,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 4,200,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          QIH Management
          --------------

          (i)  Sole power to vote or to direct the vote:               4,200,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 4,200,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:               8,400,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 8,400,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                 260,000

          (ii) Shared power to vote or to direct the vote:             8,400,000

          (iii) Sole power to dispose or to direct the disposition of:   260,000

          (iv) Shared power to dispose or to direct the disposition of:8,400,000

                                                             Page 14 of 23 Pages



          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                 440,000

          (ii) Shared power to vote or to direct the vote:             8,400,000

          (iii) Sole power to dispose or to direct the disposition of:   440,000

          (iv) Shared power to dispose or to direct the disposition of:8,400,000

          Duquesne LLC
          ------------

          (i)  Sole power to vote or to direct the vote:                 440,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   440,000

          (iv) Shared power to dispose or to direct the disposition of:        0

Item 5.        Ownership of Five Percent or Less of a Class:

                    This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) The shareholders of Quasar Strategic, including Quasar International Partners C.V., a Netherlands Antilles limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Strategic in accordance with their ownership interests in Quasar Strategic.

               (iii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (iv) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of the Shares, held for his personal account.

               (v) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of the Shares, held for their account.

               (vi) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of the Shares, held for the account of Lupa in accordance with their partnership interests in Lupa.

                                                             Page 15 of 23 Pages


               QIP expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Quasar Strategic, Mr. Soros, the Duquesne LLC Clients and Lupa. Each of QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Mr. Soros, the Duquesne LLC Clients and Lupa. SFM LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, the Duquesne LLC Clients and Lupa. Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the accounts of Mr. Soros and Lupa. Duquesne LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners, Quasar Strategic, Mr. Soros and Lupa.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                    This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                    This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                    This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 16 of 23 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 16, 1998               QUANTUM INDUSTRIAL PARTNERS LDC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  July 16, 1998               QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


Date:  July 16, 1998               QIH MANAGEMENT, INC.

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  July 16, 1998               SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  July 16, 1998               GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 17 of 23 Pages






Date:  July 16, 1998               STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  July 16, 1998               DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                   By:  /S/ GERALD KERNER
                                        ---------------------------------------
                                        Gerald Kerner
                                        Managing Director

                                                             Page 18 of 23 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................          19

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................          20

C.        Power of Attorney dated May 23, 1996 granted by Quantum
          Industrial Partners LDC in favor of Mr. Gary Gladstein,
          Mr. Sean Warren and Mr. Michael Neus...................          21

D.        Joint Filing Agreement dated July 16, 1998 by and among
          Quantum   Industrial   Partners  LDC,  QIH   Management
          Investor,  L.P.,  QIH  Management,   Inc.,  Soros  Fund
          Management  LLC,  Mr.  George  Soros,  Mr.  Stanley  F.
          Druckenmiller,   and   Duquesne   Capital   Management,
          L.L.C..................................................          22